Testing the Waters Information

Prior to The Hot Dog Box conducting this Reg CF offering, it first did solicit indications of interest in its Reg CF Offering (i.e., to "test the waters") before the offering became effective. Below is a print out of the Testing the Waters page and transcripts of the embedded videos used.



⚠ **This offering page is for gauging interest, and is not currently accepting investments. Please review the "Testing The Waters" Disclosure below.**

The Hot Dog Box

Chicago, IL

$3k - $6k in potential investor interest*

Reg CF

$150,000 Funding Goal

$350,000 Funding Cap

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Common Owner's platform. Any indication of interest involves no obligation or commitment of any kind.

*Potential Investor Interest does not reflect a commitment to invest

---

Project Issuer

   **Bobby Morelli**
The Hot Dog Box

Common Owner CF LLC acting as intermediary

<u>**Offering Details**</u>   <u>Updates 0</u>

About Us

It all started as a father & daughter duo. Bobby and Brooklyn started making fun food creations while they were stuck inside during the pandemic. From home-style ice cream to fudgy brownies to elevated hot dogs, we were bringing a unique twist to classic foods.

Our creations are a way for the family to bond and come together over food and good times. Although we were always thinking outside the box, ironically we decided to open our own next-level hot dog stand in a shipping container, and call it The Hot Dog Box.



We wanted to do something different. Why has the hot dog never received the same glory that other American classics have had? The hot dog is truly the underdog and that resonated with Bobby aka MacDog.

MacDog is here to change that. We took an American classic, made it with steak and put a creative twist on it.

We are standing out by bringing an elevated hot dog to a backyard experience. Our restaurants are not just a place to enjoy good food but to have fun and build memories with your family and friends.

From the bumping music to the games and movies on the tv to karaoke to the employees smiling and dancing along while serving you the best hot dogs that you have ever had, its sure to be a good time when you visit The Hot Dog Box.

Our signature steak hot dogs are made with high-quality ingredients and topped with creative toppings such as fried onions, sweet pickles, truffle peanut butter, hickory smoked bacon, blue cheese crumble, Bourbon BBQ sauce, Oreos, Cereal, and more.



From humble beginnings at our shipping container at Boxville in Bronzeville Chicago to our first location in the Six Corners of Chicago to shipping our hot dogs nationally, we are sharing the love and what it means to grow a family business out of the pandemic.

We are inviting you along for the journey to becoming a road dog, spreading the good vibes, and sharing in the success of The Hot Dog Box!

In the News

Most recently our flagship steak dog, The Bronzeville Bourbon, was named one the "13 Best Hot Dogs in America" by Tasting Table



Chicago family's hot dog business booms despite pandemic







TODAY

DAD-DAUGHTER DUO RELISHING THEIR RELATIONSHIP
TODAY FOOD

READER

CHICAGO'S VERY OWN WGN9

EATER

CHICAGO SUN-TIMES

BLOCK Club CHICAGO

The Vision

We are bringing the underdog to the main table and building a premier family brand that connects the world through great food & entertainment.

We are cultivating a unique, exciting, and creative hot dog experience with excellent service and a fun, loving culture by intentionally innovating and surprising the world with our culinary flair.

Where we are now

We are on track to over 350% growth, year over year. We have seen strong growth in our catering business and recently launched our MACDOGS for sale online, in-store and at pop-ups.

We are developing new product lines for launch this fall. We have numerous retailers across the country interested in retailing our products and are working on strategic partnerships with other exciting brands.



Where we are going

We have an ambitious vision!

Over the next year, we are looking to expand into a second location while accelerating the growth of our catering and product lines. We aim to add one location each year until ~2025, at which point we plan to start expanding more rapidly across the country.

By 2025, we aim to grow revenue to $2,916,841, mainly driven by revenue from restaurant sales.

We will develop product lines such as other types of hot dogs, sauces, merchandise, buns, sodas, brownies, toppings, and other exciting products.

Everywhere we go, we are bringing the good vibes, putting smiles on peoples faces, inspiring people and changing the perception of what a hot dog can be.

Meet The Founders

Bobby Morelli
CEO



Bobby Morelli is a creative marketing expert, executive chef and musician turned Hot Dog King.

Brooklyn
Boss Lady



Brooklyn helps run the front of the house.
As a customer service and production expert, Brooklyn is serving up smiles on a regular basis.

Join The Journey. Become A Road Dog

We are excited to open up investment in The Hot Dog Box to everybody soon.

You can own a part of The Hot Dog Box and share in our success as we grow. We have some big plans that we are excited to share with you.

We want you to be a part of the journey because together we will make history and spread the love!

Bobby Morelli #ShareTheLove





Use of Funding

- Open 2nd location ~$100,000 - $200,000
  - Aiming to open our second location in the Chicago area and have identified a few potential locations.
- Operating capital ~$25,000 - $100,000
  - To grow the team, allowing us to do more catering gigs, attend more events, and do more pop-ups which have proven to be significant revenue and smile generator
- Expand product line ~$25,000 - $50,000
  - Develop additional products such as sauces, buns, and apparel to distribute through our store and online.
  - Partner with a third-party logistics company to efficiently fulfill online orders of our MACDOGs.

The budget is subject to change depending on market conditions.

Documents

No documents have been uploaded for this project.

Comments & Questions

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CBS News Video Transcript

We end tonight with a Chicago classic. The hotdog. Local tradition dictates it's all beef piled high with a garden of ingredients in a very specific order and never spoiled with ketchup. That's a rule I break. Now a family business born out of the pandemic recession is doing things its own way.

Recording artist and web designer Bobby Morelli always had a partner in his daughter Brooklyn. But when the pandemic hit, his income was cut in half.

I had like small business clients a lot of them had to go out of business. That left me scrambling to find something to do.

To help support his family he thought outside the box.

From a shipping container on the Chicago south side he decided to sell a family favorite.

I'm like hot dogs, me and Brooklyn we're always searching for a really good hotdog.

So when your dad said let's sell hot dogs from a shipping container, what did you think?

No, I don't know if that's a good idea.

But she stuck with the new family business. Twice a week in a 10ft by 10ft the nine-year-old helps her dad reinvent himself.

I say hello, welcome to the Hot Dog Box let me know if you have any questions.

The business promoted in social media videos has been a hit.

Stand style, the peanut butter and pickle minion dog.

My first time trying a vegan hot dog.

First of all, I'm not a chef.

You're not a chef. She's like nope.

I'm big into music and writing and I wanted something that I can be creative with.

They're creative toppings are popular.

Cajun buttermilk shrimp and steak dog.

But the biggest draw might be there father daughter connection.

I didn't necessarily have my father growing up. To be able to give her the opportunity to grow and learn and have this as her training grounds, because one day she's gonna grow up and be a black woman and I want her to be successful.

Can you believe that the economic downturn has led to this venture.

It's unbelievable but then I've been in the trenches for so long. I've been working really hard and to see how, I'm like really though, hot dogs.

Best job you've ever had.

Best job I've ever had, yup.

Is this the best job you've ever had Brooklyn.

Yeah but I don't think I ever had a job so yes.

Today News Video Transcript

Chicago an iconic city for foodies has a new star. A Chicago style inspired gourmet hotdog created by a unique duo. A father daughter team standing out in the competitive food landscape.

Hey guys, it's Brooklyn here and, and her Daddy. Whassup yall, it's Bobby Morelli.

Bobby Morelli, aka, the sausage king and his nine-year-old daughter Brooklyn started their hot dog stand in Bronzeville, Chicago last year. But the business was not exactly in Morelli's plan. Until the pandemic Morelli was running his own web agency but when business came to a halt he reimagined a lifelong passion.

The Hot Dog Box was a pivot project for me.

To be clear though, you're not a chef.

No, not a chef at all.

No background in restaurant management.

No, not at all.

So you just had an idea.

Just an idea man, and then the idea was if we are gonna sell hot dogs we can't be basic. We have to do something that we can coin as our signature, and paint this box red, give a good smile and greet the customers, and good service and that was the secret recipe.

That secret recipe includes filet mignon hot dogs with some fancy toppings. Perhaps though the best kept secret was the idea to join forces with his daughter.

What do you think about working with Dad?

It's fun because we get to tell jokes, make funny videos.

I understand that you get to give some input on the recipes.

Actually were coming out with a Brooklyn inspired hot dog, the pizza hot dog.

24

The pizza hot dog.

I thought of my favorite food which is obviously pizza and then I know that Chicago is most known for its pizza and its hot dogs so I decided to merge it together and create a Brooklyn's pizza hot dog.

You know what, with ideas like that you should be making more money. So what's gonna be on the pizza dog.

You'll just have to wait and see.

Okay, okay.

Why is it so important for you to have your nine-year-old daughter working alongside you.

As a person that didn't have a father growing up it's important for me to teach her to be self-sufficient and be able to know what it's like to start from the ground with zero. But then also to build something. This may not be her life decision but just opening the door for it.

That's fantastic

Yeah

Brooklyn what do you think you've learned so far.

Um about entrepreneurship, how to have good customer service, and about work ethic.

What are your favorite subjects in school.

Math and lunch.

That's the perfect job.

And the perfect hot dog.

This one here is the pickle and peanut butter minion dog.

That's good, that's fantastic. It's a really good hot dog.

Thank you. So this one is the Bronzeville Bourbon.

That's actually one of my favorites. It has a bourbon barbeque sauce that my wife makes.

So wait a minute I see bacon, I see coleslaw, I see some peppers. This is really good. No wonder people line up for it.

Oh my god.

Morelli's menu has come so popular by the way they're opening up a new restaurant in Chicago this year.

25

DocuSign Envelope ID: 8C7C49D2-5BEA-4F7B-BB1A-22F7ADBF1A9B

Got to go to Chicago just for that.

Describe the bun, what was that like.

Pretzel bun, and the filet mignon hot dog. He wouldn't tell me about some of the secret stuff in there but some of its proprietary.

Mr. Morelli's no dummy.

Awesome, alright Craig that was great.

#ShareTheLove Music Video Transcript

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